Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

November 4, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 10 to Registration Statement on Form F-1 Filed October 11, 2024 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on October 22, 2024 in which you provided comments to Amendment No. 10 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on October 11, 2024. On the date hereof, the Company has filed Amendment No. 11 to Registration Statement on Form F-1 (“Amendment No. 11”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 10 to Registration Statement on Form F-1 filed October 11, 2024

Management's Discussion and Analysis, page 65

Results of Operations, page 68

For the Six Months ended June 30, 2024 and 2023, page 68

Revenues, page 68

Cover Page

1.	Please expand your discussions to include separate quantifications of changes in revenue amounts that were due to changes in prices, changes in volumes, and other factors. Add operating metrics, such as number of trips, total miles driven, average revenue per mile or per trip, further segregated by temperature-controlled truckload versus urban delivery services or by regions/areas, as necessary to support your discussions and to enhance readers’ understanding of your business and results of operations. Make similar revisions to your discussions for the years ended December 31, 2023 and 2022. Refer to the guidance in Items 5 and 5.A.1 of Form 20-F, applicable by Item 4.a. of Form F-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify to the Staff we have added operating metrics to support the discussions and enhance readers’ understanding of our business and results of operations by expanding our discussions to include separate quantifications of changes in revenue amounts that were due to changes in prices, changes in volumes, among other factors on pages 70 and 75, respectively.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer